U.S. Securities and Exchange Commission
Washington, DC 20549
NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant: Forest City Realty Trust, Inc.
2.  Name of the person relying on the exemption: Albert B. Ratner
3.  Address of the person relying on exemption: 50 Public Square, Cleveland, Ohio 44113
4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

FOR IMMEDIATE RELEASE

 ALBERT RATNER FILES FEDERAL SUIT TO ENJOIN FOREST CITY’S STOCKHOLDER VOTE ON PROPOSED MERGER WITH BROOKFIELD

Cites Material Omissions and Misrepresentations in Company’s Proxy Statement

Brookfield’s Effective Offer Price Just $23.09 Per Share Based on Forest City’s Third Quarter Results, “A Staggering 50% Haircut as Compared with the Value Stockholders Could Receive over the Coming Roughly 25 Months”

CLEVELAND, November 12, 2018 – Albert Ratner today filed suit in Federal Court against Forest City Realty Trust, Inc. (NYSE: FCEA) (“Forest City” or “FCE” or “the company”), seeking to postpone the November 15, 2018 special meeting of stockholders related to its proposed merger into a wholly-owned subsidiary of   Brookfield Asset Management Inc. (NASDAQ: BPY; TSX: BPY.UN) (“Brookfield”), in light of materially inaccurate information and omission of material facts within the company’s proxy statement. To that end, Mr. Ratner has asked for a temporary restraining order, preliminary injunction, and permanent injunction to delay any stockholder vote on the proposed transaction until 30 days after the company mails a corrected proxy statement to stockholders that complies with Rule 14a-9 and that resets the record date to the date of the mailing of the conforming proxy statement. The action was filed in the United States District Court of the Northern District of Ohio, Eastern Division.

Mr. Ratner is co-Chairman emeritus and former Chief Executive Officer of Forest City. His personal and family members’1 individual ownership stakes add up to approximately 10% of the company’s outstanding common shares.

1 Mr. Ratner does not presume to speak on behalf of the founding family members of Forest City, or to represent their individual opinions.

“It is unfortunate that I have had to take this action in order to protect the interests of Forest City stockholders, who deserve adequate disclosures in the interest of ensuring full and fair value for their ownership of the company. No matter how you slice it, there is a gaping chasm in valuation between the figures and framework depicted in the proxy and the true value of the company. A vote on the proposed transaction cannot be allowed to proceed until the company remedies the serious defects in its proxy filing,” Mr. Ratner said.

Mr. Ratner also provided clear calculations, based on the most recent public information, revealing that the effective value of Brookfield’s offer is not $25.35 per share as announced, nor even $24.99 per share as was widely thought.  “Brookfield’s offer price effectively is a paltry $23.092 per share – a staggering 50% haircut as compared with the estimated $46.03 per share (minus potential transaction costs) on an undiscounted basis that Forest City stockholders could receive over the coming roughly 25 months. And this gaping chasm of value is likely to only grow wider once fourth quarter results are in.  That’s because during just the first nine months of 2018, Forest City could have paid a whopping $2.62 per share in dividends, not the $0.36 per share it paid for the first half of the year, or the $0.72 it was projected to pay for the full year.

Mr. Ratner continued, “To put this shameful value giveaway in different terms, Brookfield’s proposed $23.09 per share effective price is just $1.23 per share more than Forest City’s disclosed book value per share at cost (total equity plus accumulated depreciation) of $21.86 per share. In other words, all of the enormous value over cost – billions worth - that has been built up over decades in Forest City’s portfolio of iconic properties in the best markets – properties including MIT, the unencumbered New York Times building, MetroTech, The Yards in Washington, D.C., Stapleton in Denver, and many others, to say nothing of the development projects that already have high-density entitlements in place – would be given away for just $1.23 per share under this steal of a deal.  No wonder the most experienced real estate investors on Forest City’s board of directors – including Adam Metz and Jamie Behar – voted no.

“To repeat, the question is not whether Forest City should be monetized, but whether Forest City stockholders should relinquish to Brookfield about half of the intrinsic value of their shares for the sake of whatever incremental certainty Brookfield’s expedient offer may provide. And the answer for me is clear: no,” Mr. Ratner said.

Mr. Ratner’s legal filing details a wide range of material defects within the company’s proxy, including:

2 Calculation of $23.09 per share effective price and related % differential: i) $43.78 per share (proxy p. 59); plus ii) $2.25 per share in estimated undiscounted dividends, from 3Q2018 through 4Q2020 (proxy p. 80); equals iii) $46.03; minus iv) $25.35 per share; minus v) $2.62 per share in Forest City’s net earnings attributable to common stockholders per share (diluted) for the nine months ended September 30, 2018; plus vi) $0.36 per share in dividends already paid for the first two quarters of 2018; equals vii) $23.09 per share; divided by $43.78 per share.  Alternatively, $43.78 + $2.25 = $46.03 - $25.35 -$2.62 + $0.36 = $23.09 / $46.03 = 50.1%.

•	Misleading statements regarding consideration for the merger;
•	Misleading statements as to the Board’s “approval”;
•	Misleading statements that attempt to present approval as foregone conclusion
•	Misleading statement of negative consequences to Forest City of rejecting Merger Proposal;
•	Material omissions in facts and circumstances of the April 16, 2018 Brookfield bid;
•	Material omissions in facts and circumstances of the Board vote to approve the Merger Proposal, following a 6-6 deadlock and the reasons that Mr. LaRue’s changed his vote;
•	Misleading failure to distinguish between the Old Board and New Board
•	Material misstatements and omissions regarding the limited expertise and experience of Directors in favor of Merger Proposal;
•	Material omission regarding lack of third-party appraisals;
•	Material omissions regarding NAV estimates and evaluation;
•	Undisclosed Forecasts; and
•	Material omissions as to the availability of alternatives.

As a result of these significant defects in the company’s proxy statement, stockholders have been denied the information they need to properly evaluate and vote on the proposed Brookfield transaction.

“Given the concerns that five dissenting Forest City directors and I have about the price and process by which Forest City’s short-time, activist-led directors approved by a vote of 7-5 (hastily changed from an initial 6-6 split) a sale to Brookfield, the company’s shareholders must be provided with adequate information and opportunity to protect their interests.”

In his public objections to the Brookfield transaction, Mr. Ratner has laid out five key arguments for stockholders to consider:
•	Wrong Price;
•	Wrong Timing;
•	Flawed Process;
•	Forest City’s existing, high quality/low debt structure; and
•	Superior Value Opportunities available to Forest City stockholders if they reject the transaction.

Unfortunately, given the false and misleading information contained within the company’s proxy, without the injunctive relief sought by Mr. Ratner, stockholders will be denied the opportunity to fairly assess and reasonably calculate the value of the proposed Brookfield transaction against the current and future value of their Forest City ownership shares.

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Mr. Albert Ratner. Mr. Ratner is NOT asking for shareholder proxies. He will not accept proxy cards, and any proxy cards received will be returned.

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